# SEC Schedule 13G/A (Amendment No. 17) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TD SYNNEX CORP, CIK 0001177394
CUSIP: 87162W100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 44201 NOBEL DRIVE, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001949536

## Reporting persons
- MiTAC Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); sole voting power 3,467,878; shared voting power 0; sole dispositive power 3,467,878; shared dispositive power 0; aggregate amount beneficially owned 3,467,878 (4.3% of the class)
- Synnex Technology International CORP: type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); sole voting power 1,691,705; shared voting power 0; sole dispositive power 1,691,705; shared dispositive power 0; aggregate amount beneficially owned 1,691,705 (2.1% of the class)
- MIAU MATTHEW: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 476,740; shared voting power 0; sole dispositive power 476,740; shared dispositive power 0; aggregate amount beneficially owned 476,740 (0.6% of the class)

## Item 1. Issuer
Name of issuer: TD SYNNEX CORP
Address of issuer's principal executive offices: 44201 NOBEL DRIVE, FREMONT, CALIFORNIA, 94538.

## Item 2. Person Filing
Name of person filing:
MiTAC Holdings Corporation
Synnex Technology International Corporation
Matthew Miau
Address of principal business office or, if none, residence:
MiTAC Holdings Corporation: No.202, Wenhua 2nd Rd., Guishan Dist., Taoyuan City 333, Taiwan (R.O.C.)
Synnex Technology International Corporation: 27F., No. 205, Sec. 8, Civic Blvd., Nangang Dist., Taipei, Taiwan, (R.O.C.)
Matthew Miau: No.187, Sec. 2, Tiding Blvd., Neihu Dist., Taipei City 114, Taiwan (R.O.C.)
Citizenship:
MiTAC Holdings Corporation: Taiwan
Synnex Technology International Corporation: Taiwan
Matthew Miau: USA

## Item 4. Ownership
Amount beneficially owned:
MiTAC Holdings Corporation
(a) Amount beneficially owned: 3,467,878 shares (4.30%)
(c) Powers:
(i) Sole voting power: 3,467,878
(ii) Shared voting power: 0
(iii) Sole dispositive power: 3,467,878
(iv) Shared dispositive power: 0

Synnex Technology International Corporation
(a) Amount beneficially owned: 1,691,705 shares (2.10%)
(c) Powers:
(i) Sole voting power: 1,691,705
(ii) Shared voting power: 0
(iii) Sole dispositive power: 1,691,705
(iv) Shared dispositive power: 0

Matthew Miau
(a) Amount beneficially owned: 476,740 shares (0.59%)
(c) Powers:
(i) Sole voting power: 476,740
(ii) Shared voting power: 0
(iii) Sole dispositive power: 476,740
(iv) Shared dispositive power: 0
Percent of class: Each reporting person individually owns less than five percent of the Issuer's outstanding common stock.
Sole power to vote or to direct the vote: See above
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See above
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: As of December 31, 2025, each reporting person separately holds less than five percent of the Issuer's outstanding common stock. Accordingly, the reporting persons will no longer file beneficial ownership reports as a group.

## Item 10. Certifications
Not applicable.

## Signatures
- MiTAC Holdings Corp.: Ho, Jhi-Wu, Director (02/04/2026)
- Synnex Technology International CORP: Tu, Shu-Wu, Director (02/04/2026)
- MIAU MATTHEW: Matthew Miau, Individual (02/04/2026)